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                              December 9, 2022

       John Loeffler, II
       Chairman and Chief Executive Officer
       CaliberCos Inc.
       8901 E. Mountain View Rd.
       Ste. 150
       Scottsdale, AZ 85258

                                                        Re: CaliberCos Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed November 23,
2022
                                                            File No. 333-27657

       Dear John Loeffler:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form S-1

       Summary of Financial Data
       Consolidated Balance Sheet, page 13

   1.                                                   Please revise your pro
forma stockholders    (deficit) equity attributable to CaliberCos Inc.
                                                        amount to reflect the
amount as of September 30, 2022.
       Risk Factors
       Our Bylaws have an exclusive forum for adjudication ..., page 25

   2. We note your disclosure that your exclusive forum provision does not apply to actions brought under the
Securities Act of 1933 or the Exchange Act of 1934. However, we note
 John Loeffler, II
CaliberCos Inc.
December 9, 2022
Page 2
      that Section 7.06 of your amended articles only carves out the Securities Act. Please revise as appropriate and ensure that your disclosure is consistent between your prospectus and your exhibits.
       You may contact Frank Knapp at 202-551-3805 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Long at 202-551-3765 with any other questions.



                                                           Sincerely,
FirstName LastNameJohn Loeffler, II
                                                           Division of
Corporation Finance
Comapany NameCaliberCos Inc.
                                                           Office of Real
Estate & Construction
December 9, 2022 Page 2
cc:       Thomas J. Poletti. Esq.
FirstName LastName